EXHIBIT 99.1

Tanzanian Royalty Announces Results From First Hole of Upgrade Drilling at Buckreef Intersects 8m @ 2.32g/t gold and 11m @3.06g/t Au

TORONTO, Feb. 27, 2019 (GLOBE NEWSWIRE) -- Tanzanian Royalty Exploration Corporation (hereinafter, “The Company”) (TSX: TNX) (NYSE MKT:TRX) is pleased to announce new assay results from its recently commenced infill reverse circulation (RC) drill program at the Buckreef Main prospect at its Buckreef Project, aimed at upgrading the known Mineral resources from Inferred to Indicated and Indicated to Measured categories within the open pit that is the basis for the June 2018 Pre-Feasibility 43-101 Technical Report.

Significant intercepts reported from the first completed drill-hole PBR010 include two mineralized zones:

  8m grading 2.32 g/t Au from 47m depth,
  11m grading 3.06 g/t Au from 74m depth.

The upper mineralization zone comprises intensely altered basaltic schist with >20% vein quartz chips while the lower intercept also comprises altered basaltic schist but with <20% vein quartz chips.  The target area is being in-filled to confirm mineralization extension at near surface depth (1st intercept) and also testing the depth continuation of the main mineralized zone within the defined main pit outline (2nd intercept).

The intersection reported here is a down-hole length and may not represent true width but the true width is estimated to be 50 – 60%.

Mr. Ulli Rath, Technical Director (TRX) commented, “We are pleased that the drilling campaign is now well underway. The first hole encountered some near surface mineralization that our models did not predict and has also encountered old underground mined out levels that we had expected. As the drilling progresses, we will be able to get a much more comprehensive data base that will then be used for an eventual update of all in-pit Resources and Reserves. In tandem with this first phase of drilling we have finalized a diamond core drilling program to test possible extensions of key in-pit mineralized zones to significant depths below the bottom of the open pit. We expect the diamond drill rig to commence this initial phase of deep drilling towards the end of the first week on March 2019."

Sample Protocol and QA/QC

The sample chain of custody is managed by the Buckreef technical team under the supervision of Anthony Minde. Gold analyses reported in this release were performed by standard fire assay using a 50-gram charge with atomic absorption finish (0.01ppm LLD) and a gravimetric finish for assays greater than 10 grams per tonne. All assays were performed by Nesch Mintech Laboratory in Mwanza. Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program includes duplicate samples, blanks and analytical standards.

Intervals of core to be analyzed are split in half with a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses.

Nesch Mintech Laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release.  Mr.  Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered professional natural scientist with SACNASP (Reg. No. 400028/08).

Respectfully Submitted,

James E. Sinclair, Executive Chairman

Tanzanian Royalty Exploration Corporation

For further information, please contact Michael Martin, Investor Relations at 860-248-0999, email m.martin@tanzanianroyalty.com

ABOUT TANZANIAN ROYALTY EXPLORATION CORPORATION:

Tanzanian Royalty Exploration Corporation is a mineral resource company, which engages in the acquisition, exploration and extraction of gold and other natural resources in the United Republic of Tanzania, Africa. The Company, after successfully exploring for Gold has identified three development projects, Buckreef, Kigosi, and Itetemia. In early 2016 in conjunction with our first gold pour, the Company was deemed a commercial gold producer by the Tanzanian Government. The Company is presently focused on its Buckreef Gold Project located in North central Tanzania.

Further information can be found in the Company's 43-101 reports, which can be viewed together with other reports and updates on the Company homepage at: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE AmexEquities have not reviewed and do not accept responsibility for the adequacy or accuracy of this letter.

Cautionary Note Regarding Forward-looking Statements
Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified using words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Positive Feasibility Study on Buckreef, the timing and the results of the proposed drilling program.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's Form 20-F Annual Report dated November 29, 2018.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the security’s regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources
The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities Exchange Commission ("SEC") Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of Buckreef resource and reserve estimates and related matters see the Company's reports, including the Form 20-F Annual Report dated November 29, 2018 and technical reports filed under the Company's name at our website at: www.tanzanianroyalty.com.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources
Note to U.S. Investors. While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all mineral deposits in these categories will ever be converted into reserves.